UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                      .
Commission file number 001-13790.
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
HCC INSURANCE HOLDINGS, INC.
13403 Northwest Freeway
Houston, Texas 77040

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
HCC Insurance Holdings, Inc. 401(k) Plan:
We have audited the accompanying Statements of Net Assets Available for Benefits of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 25, 2010

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

Assets:
Money market funds	$254	$3

Investments:
Investments at fair value:
Registered investment companies (mutual funds)	63,222,295	41,984,988
Guaranteed interest contract	21,524,944	19,389,475
HCC Insurance Holdings, Inc. common stock fund	4,706,991	4,078,211
Real estate fund	15,690	—
Participant notes receivable	1,586,707	1,317,506

Total investments	91,056,627	66,770,180

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(730,705)	481,882

Net assets available for benefits	$90,326,176	$67,252,065

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2009 and 2008

	2009	2008

Additions (reductions) to net assets attributable to:
Interest	$921,702	$824,499
Dividends	966,002	1,540,761
Net appreciation (depreciation) in fair value of investments	13,731,820	(21,740,944)

Total investment income (loss)	15,619,524	(19,375,684)

Contributions:
Employer	4,033,528	3,794,566
Participants	6,778,225	6,253,680
Rollovers from other plans	360,638	1,325,685

Total contributions	11,172,391	11,373,931

Total additions (reductions)	26,791,915	(8,001,753)

Deductions from net assets attributable to:
Benefits to participants	6,448,298	3,596,648
Transaction charges	36,108	28,025

Total deductions	6,484,406	3,624,673

Net increase (decrease) in net assets available for benefits before transfers from merged plans	20,307,509	(11,626,426)

Transfers from merged plans	2,766,602	—

Net increase (decrease) in net assets available for benefits	23,074,111	(11,626,426)

Net assets available for benefits, beginning of year	67,252,065	78,878,491

Net assets available for benefits, end of year	$90,326,176	$67,252,065

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan

The following description of the HCC Insurance Holdings, Inc. 401(k) Plan (the “Plan”) (formerly the HCC Insurance Holdings 401(k) Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. As a result of the merger of several other qualified plans of acquired companies since the inception of the Plan, the Plan has been amended to include certain specific provisions applicable only to certain merged participants.

General

The Plan is a defined contribution plan established effective January 1, 1992. The Plan was amended and restated in its entirety on July 26, 2008, retroactively effective to January 1, 2007, and further amended, with the latest amendment dated December 23, 2009. The amendments were primarily administrative matters related to merged plans and did not affect net assets available for benefits.

Non-union, full-time employees of HCC Insurance Holdings, Inc. (“the Company”) become eligible to participate in the Plan on the later of their employment date or upon attaining the age of 21 and are eligible to make deferral contributions on the first day of the month following such eligibility date. All eligible employees must complete one year of service to become eligible for employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 2, 2009, the CW Midwest, Inc. Employer Savings Plan (“CW Plan”) merged into the Plan, and effective May 1, 2009, the Surety Company of the Pacific 401 (K) Plan and Trust (“SCOP Plan”) merged into the Plan. The net assets transferred into the Plan consisted of participant balances totaling $1,831,035 from the CW Plan and $935,567 from the SCOP Plan. Affected participants became eligible to participate in the Plan, subject to the provisions of the Plan agreement.

Administration

Massachusetts Mutual Life Insurance Company (“MassMutual”) and State Street Bank and Trust Company serve as Custodian and Trustee, respectively, of the Plan.

Contributions

Each year, participants may contribute from 1% to 100% of their pre-tax annual compensation not to exceed the limitation set forth in Section 402(g) of the Internal Revenue Code ($16,500 and $15,500 for 2009 and 2008, respectively). Participants may make catch-up contributions (pre-tax contributions that exceed the annual elective deferral limit) during any calendar year ending on or after the participant’s 50th birthday. A participant’s total catch-up contribution was limited to a maximum $5,500 and $5,000 during 2009 and 2008, respectively. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan, continued

Contributions, continued

The Plan also provides for discretionary employer matching contributions for each $1.00 contributed by a participant, up to a maximum of the lesser of 6% of the participant’s Plan compensation or $10,200. During 2009 and 2008, the Company made discretionary contributions of $4,033,528 and $3,794,566, respectively, to the Plan. The Company matching contributions are generally computed monthly and are invested directly in the various investment options as directed by the participant. The Plan additionally provides for annual discretionary non-elective contributions. There were no discretionary qualified non-elective contributions made during 2009 or 2008.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Upon the occurrence of a distribution event, the benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

Vesting

Participants are immediately vested in their elective contributions, plus any earnings on such contributions. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 20% vested after two years of service, 40% after three years, 60% after four years, 80% after five years and 100% after six years. However, if an active participant dies or terminates due to disability prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Participant Notes Receivable

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participant notes receivable are calculated on a fully amortized basis. A participant notes receivable is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (3.25% to 9.25% and 4.25% to 9.25% for 2009 and 2008, respectively).

Payment of Benefits

Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or to have the account balance distributed in the form of an annuity. Distributions are subject to the applicable provisions of the Plan agreement.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan, continued

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account. Forfeitures are first used to pay administrative expenses under the Plan. Forfeitures not used to pay expenses are used to reduce future employer contributions. During 2009 and 2008, forfeited non-vested accounts of $148,172 and $175,373, respectively, were used to reduce administrative expenses and employer contributions. The balance of forfeited accounts available to reduce future employer contributions or pay Plan expenses was $118,264 and $176,151 at December 31, 2009 and 2008, respectively.

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees; however, the Company may pay the Plan expenses directly. No expenses were paid by the Company on behalf of the Plan during 2009 or 2008. Transaction charges (for loan and benefit payment transactions) are paid by the Plan, reducing the balances of those participants initiating the transactions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their total account balance.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Codification

In 2009, the Accounting Standards Codification (“ASC” or the “Codification”) issued by the Financial Accounting Standards Board (“FASB”) became the single authoritative source of GAAP. Rules and interpretive releases issued by the Securities and Exchange Commission (“SEC”) are the only other source of GAAP for SEC registrants. Although the Codification renames and renumbers all previous accounting literature, it does not change current GAAP. The Plan’s accounting policies were not affected by the Plan’s adoption and usage of the Codification.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued

Fully Benefit-Responsive Investment Contracts

As described in ASC Topic 946-210-45, Other Presentation Matters for Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investments Valuation

The Plan’s investments are stated at fair value, and quoted market prices are used to value investments for those investments having quoted market prices in an active market. As of December 31, 2009 and 2008, the Plan’s investments consisted primarily of investments in registered investment companies (mutual funds), a common stock fund, a group annuity contract and a real estate fund.

Investments in registered investment companies (mutual funds) are valued at the net asset value of shares held at year-end.

The Plan’s common stock fund (the “HCC fund”) is invested primarily in HCC Insurance Holdings, Inc. common stock, which is traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “HCC” and is valued at its quoted market price at the daily close of the NYSE. A small portion of the HCC fund is invested in short-term money market instruments. The money market portion of the HCC fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

The Plan invests in investment contracts through a group annuity contract with MassMutual. The fair value of this guaranteed interest contract is calculated based on the liquidation value of the pro-rata share of the underlying investments’ fair value. The guaranteed investment contracts meet the requirements of fully benefit-responsive investment contracts.

The Plan invests a minor amount in a real estate fund through an open-end, commingled real estate account. The real estate fund was transferred into the Plan as part of the merger of the CW Plan and is a separate account of Principal Life Insurance Company (“Principal Life”). The fair value is determined through a valuation of the underlying properties. An independent consultant performs an annual appraisal of each investment, after which values are updated daily based on changes in factors such as occupancy levels, lease rates, market conditions and capital improvements.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued

Investments Valuation, continued

In September 2008, due to decreased values in the real estate market, Principal Life instituted a withdrawal suspension to increase cash available for debt obligations and decrease debt levels in the fund. Redemption requests will be made on a pro-rata basis as cash becomes available for distribution, as determined by Principal Life.

Participant notes receivable are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

See additional information in Notes 3, 4 and 5.

Net Appreciation (Depreciation) in Fair Value of Investments

The net appreciation (depreciation) in the fair value of the Plan’s investments, excluding fully benefit-responsive investment contracts, consists of the realized gains or losses on sale of investments and unrealized appreciation or depreciation on investments. The Plan presents the net appreciation (depreciation) of investments in the statements of changes in net assets available for benefits.

Benefit Payments

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to market risk, which generally means there is a risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the fair value of investments, it is reasonably possible that changes in markets in the near term could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Reclassifications

Certain amounts in the 2008 financial statements have been reclassified to conform to the 2009 presentation, with no effect on the net assets available for benefits.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued

Adoption of New Accounting Standards

In 2009, the FASB issued guidance concerning fair value measurement, which the Plan adopted. FSP FAS 157-2, Effective Date of FASB Statement No. 157, became effective on January 1, 2009 and concerned nonfinancial assets and liabilities measured at fair value. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that Are Not Orderly; FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments; and FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-temporary Impairments, became effective prospectively on April 1, 2009. This guidance is now referenced under ASC Topic 820, Fair Value Measurements and Disclosures, and ASC Topic 320, Investments — Debt and Equity Securities. The guidance modified determination of fair value of financial instruments under distressed market conditions, revised the recognition and measurement requirements for other-than-temporary impairment losses on debt securities and expanded related disclosures. The Plan’s adoption of this guidance did not have a material effect on the Plan’s financial statements.

Future Adoption of Accounting Standards

ASC Topic 820 was amended to require expanded disclosures related to 1) transfers in and out of Levels 1 and 2 fair value measurements, and 2) presentation of gross versus net information in the roll forward activity for Level 3 fair value measurements. In addition, the amendment clarified disclosures regarding disaggregation, inputs and valuation techniques. The amendment is effective for the Plan’s 2010 financial statements, except for the change in the roll forward activity for Level 3 fair value measurements, which is effective for the Plan’s 2011 financial statements. The adoption of this amendment is not expected to have a material effect on the financial statements of the Plan.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Fair Value Measurements

In determining fair value, the Plan generally applies the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities. The degree of judgment used to measure fair value generally correlates to the type of pricing and other data used as inputs, or assumptions, in the valuation process. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s own market assumptions using the best information available. Based on the type of inputs used to measure the fair value of the Plan’s financial instruments, the Plan classifies them into the following three-level hierarchy:
•	Level 1 — Inputs are based on quoted prices in active markets for identical instruments.

•	Level 2 — Inputs are based on observable market data (other than quoted prices), or are derived from or corroborated by observable market data.

•	Level 3 — Inputs are unobservable and not corroborated by market data.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value:
•	Registered investment companies (mutual funds): Valued at the net asset value of shares held by the Plan at year-end, which is provided by the fund administrator. Classified in Level 1.

•	Guaranteed interest contract: Valued at fair value using the liquidation value based on a pro-rata share of the fair value of the underlying investments. Classified in Level 3.

•	HCC fund: Valued at fair value using the closing price of HCC common stock reported on the NYSE plus the fair value of the short-term investment fund. Classified in Level 2.

•	Real estate fund: Valued at fair value using appraisal valuation methodologies and applying judgment for changes in various market factors. Classified in Level 3.

•	Participant notes receivable: Valued at amortized cost, which approximates fair value. Classified in Level 3.
There have been no changes in the methodologies used at December 31, 2009 and 2008.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Fair Value Measurements, continued

The following tables present the Plan’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2009 and 2008:

December 31, 2009

	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Growth funds	$14,284,010	$—	$—	$14,284,010
Fixed income funds	9,972,924	—	—	9,972,924
Value funds	9,966,320	—	—	9,966,320
International funds	8,977,781	—	—	8,977,781
Retirement age funds	7,059,761	—	—	7,059,761
Index funds	6,587,372	—	—	6,587,372
Balanced funds	6,374,127	—	—	6,374,127

Total	63,222,295	—	—	63,222,295
Guaranteed interest contract	—	—	21,524,944	21,524,944
HCC fund	—	4,706,991	—	4,706,991
Real estate fund	—	—	15,690	15,690
Participant notes receivable	—	—	1,586,707	1,586,707

Total	$63,222,295	$4,706,991	$23,127,341	$91,056,627

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Fair Value Measurements, continued

December 31, 2008

	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds):
Growth funds	$8,699,113	$—	$—	$8,699,113
Fixed income funds	7,087,558	—	—	7,087,558
Value funds	6,634,711	—	—	6,634,711
International funds	6,086,134	—	—	6,086,134
Retirement age funds	3,162,685	—	—	3,162,685
Index funds	4,763,787	—	—	4,763,787
Balanced funds	5,551,000	—	—	5,551,000

Total	41,984,988	—	—	41,984,988
Guaranteed interest contract	—	—	19,389,475	19,389,475
HCC fund	—	4,078,211	—	4,078,211
Participant notes receivable	—	—	1,317,506	1,317,506

Total	$41,984,988	$4,078,211	$20,706,981	$66,770,180

The following table presents the changes in fair value of the Plan’s Level 3 investment assets during 2009 and 2008:

	Guaranteed		Participant
	interest	Real estate	notes
	contract	fund	receivable	Total

Balance at January 1, 2008	$15,594,048	$—	$1,127,287	$16,721,335
Gains and (losses) — unrealized	(372,645)	—	—	(372,645)
Purchases, sales, issuances and settlements (net)	4,168,072	—	190,219	4,358,291

Balance at December 31, 2008	19,389,475	—	1,317,506	20,706,981
Gains and (losses) — unrealized	1,212,591	—	—	1,212,591
Purchases, sales, issuances and settlements (net)	922,878	15,690	269,201	1,207,769

Balance at December 31, 2009	$21,524,944	$15,690	$1,586,707	$23,127,341

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
4.	Investments

The following table presents the fair value of the Plan’s investments. Investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are separately listed.

	2009	2008

Guaranteed Interest Contract — Fixed Income Fund	$21,524,944	$19,389,475
PIMCO Total Return Fund	7,409,072	5,264,798
Select Indexed Equity Fund	6,587,372	4,763,787
HCC fund	4,706,991	4,078,211
Oppenheimer Global Fund	4,546,464	*
Investments less than 5% of the Plan’s net assets	46,281,784	33,273,909

Total investments	$91,056,627	$66,770,180

*	Not applicable in the period indicated
During 2009 and 2008, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2009	2008

Registered investment companies (mutual funds)	$13,501,684	$(21,548,628)
HCC fund	230,136	(192,316)

Net appreciation (depreciation) in fair value of investments	$13,731,820	$(21,740,944)

5.	Investment Contract with Insurance Company

The Plan invests in a group annuity contract with MassMutual, which is a fully benefit-responsive investment contract. MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed interest contract is fully benefit-responsive, contract value is the relevant measurement attribute for net assets available for benefits attributable to the guaranteed interest contract. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
5.	Investment Contract with Insurance Company, continued

The fair value of the investment contract at December 31, 2009 and 2008 was $21,524,944 and $19,389,475, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. The average yields for 2009 and 2008 were 4.07% and 4.18%, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include but may not be limited to the following: 1) the complete or partial termination of the Plan, 2) the establishment of, or material change in, any Plan investment fund, or 3) an amendment to the Plan or a change in the administration or operation of the Plan. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed interest contract does not permit MassMutual to terminate the agreement prior to the scheduled maturity date.

6.	Party-In-Interest Transactions

Plan assets include investments in funds managed by MassMutual. In addition, Plan investments include a guaranteed interest contract with MassMutual. As described in Note 2, the Plan invests in the HCC fund, which is comprised primarily of shares of the Company’s common stock. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions qualify as party-in-interest transactions under ERISA. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7.	Credit and Concentration Risk

The Plan’s investment in a guaranteed interest contract with MassMutual, which is valued at contract value, was $20,794,239 and $19,871,357 at December 31, 2009 and 2008, respectively. These amounts represented 23.0% and 29.5% of the net assets available for benefits as of December 31, 2009 and 2008, respectively. The Plan’s exposure to credit risk on the guaranteed interest contract is limited to the contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
8.	Tax Status

The Plan obtained its latest determination letter on July 1, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administration believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

9.	Reconciliation to Form 5500

There were no differences between the amounts reported in these financial statements and Form 5500 for net assets available for benefits or changes in net assets available for benefits for 2009 or 2008.

SUPPLEMENTAL SCHEDULE

HCC INSURANCE HOLDINGS, INC. 401(K) PLAN
SCHEDULE H, Item 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

EIN:	76-0336636
PN:	002

	(b) Identity of
	Issue,
	Borrower,	(c) Description of Investment, Including
	Lessor or	Maturity Date, Rate of Interest, Collateral,	(e) Current
(a)	Similar Party	Par or Maturity Value	Value*

**	HCC Insurance Holdings, Inc.	Common stock fund — HCC Insurance Holdings, Inc.	$4,706,991	***
**	MassMutual	Guaranteed Interest Contract — Fixed Income Fund	21,524,944	***
**	MassMutual	Mutual Fund — Alger MidCap Growth Fund	416,269
**	MassMutual	Mutual Fund — Alliance Bern Small Mid Cap Value Fund	1,392,274
**	MassMutual	Mutual Fund — American Funds EuroPacific Growth Fund	4,431,317
**	MassMutual	Mutual Fund — American Funds Washington Mutual Investment Fund	1,159,370
**	MassMutual	Mutual Fund — American Growth Fund of America Fund	2,879,872
**	MassMutual	Mutual Fund — Calamos Financial Growth Fund	2,315,065
**	MassMutual	Mutual Fund — Destination Retirement Income 2010 Fund	796,106
**	MassMutual	Mutual Fund — Destination Retirement Income 2020 Fund	2,165,684
**	MassMutual	Mutual Fund — Destination Retirement Income 2030 Fund	2,146,789
**	MassMutual	Mutual Fund — Destination Retirement Income 2040 Fund	1,561,335
**	MassMutual	Mutual Fund — Destination Retirement Income 2050 Fund	160,763
**	MassMutual	Mutual Fund — Destination Retirement Income Fund	229,084
**	MassMutual	Mutual Fund — Oakmark Equity & Income II Fund	3,146,920
**	MassMutual	Mutual Fund — Oppenheimer Capital Appreciation Fund	2,614,596
**	MassMutual	Mutual Fund — Oppenheimer Global Fund	4,546,464	***
**	MassMutual	Mutual Fund — PIMCO Total Return Fund	7,409,072	***
**	MassMutual	Mutual Fund — Premier Diversified Bond Fund	2,563,852
**	MassMutual	Mutual Fund — Select Aggressive Growth Fund	1,575,497
**	MassMutual	Mutual Fund — Select Focused Value Fund	1,751,008
**	MassMutual	Mutual Fund — Select Fundamental Value Fund	3,590,532
**	MassMutual	Mutual Fund — Select Indexed Equity Fund	6,587,372	***
**	MassMutual	Mutual Fund — Select Mid Cap Growth Equity II Fund	2,462,727
**	MassMutual	Mutual Fund — Select Small Company Growth Fund	1,440,283
**	MassMutual	Mutual Fund — Select Small Company Value Fund	3,232,506
**	MassMutual	Mutual Fund — T. Rowe Price New Horizons Fund	579,701
**	MassMutual	Mutual Fund — Victory Diversified Stock Fund	2,067,837
	Principal Life	Real Estate Fund — U.S. Property Separate Account	15,690
**	Participant notes receivable	Loans to participants bearing interest at rates ranging from 3.25% to 9.25%	1,586,707

			$91,056,627

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 401 (k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on the 25th day of June, 2010.

HCC INSURANCE HOLDINGS, INC. 401(k) PLAN By: HCC Insurance Holdings, Inc., Administrator
By:	/s/ Randy D. Rinicella
Randy D. Rinicella
Senior Vice President, General Counsel & Secretary